Exhibit 99.1

Brookfield Residential Properties Inc.

News Release

Investors, analysts and other interested parties can access Brookfield Residential’s first quarter 2014 interim report and corporate profile on our website at www.brookfieldrp.com.

The first quarter 2014 results conference call and webcast will be held on May 2, 2014 at 11 a.m. (EST). Dial 1.800.319.4610 toll free in North America or 1.604.638.5340 for overseas calls. The call will also be available via webcast live at www.brookfieldrp.com. The recorded conference call replay can be accessed until June 2, 2014 by dialing 1.800.319.6413 or 1.604.638.9010 and using code 1231#.

BROOKFIELD RESIDENTIAL REPORTS 2014 FIRST QUARTER NET INCOME OF $25 MILLION

Financial results highlights for the three months ended March 31, 2014 as compared to the same period in 2013 included the following:

•	Net income increased to $25 million or $0.21 per diluted share
•	Total revenues grew 22% to $208 million
•	Homes delivered increased 18% to 346 units
•	Average home selling price increased 17% to $473,000
•	Backlog value increased 17% to $609 million
•	$33 million gain on sale of commercial assets

Calgary, Alberta, May 1, 2014 – Brookfield Residential Properties Inc. (BRP: NYSE/TSX) today announced its financial results for the three months ended March 31, 2014. The results are based on U.S. Generally Accepted Accounting Principles (U.S. GAAP).

Performance and Financial Highlights
	Three months ended March 31
(US$ millions, except per share amounts)	2014	2013
Total revenue	$208	$171
Income before income taxes	35	7
Income tax expense	(8)	(3)
Net income attributable to Brookfield Residential	25	4
Basic income per share	$0.21	$0.04
Diluted income per share	$0.21	$0.04
Total assets	$3,229	$2,895
Total liabilities	$1,754	$1,567

•	Net income increased to $25 million, or $0.21 per diluted share, from $4 million, or $0.04 per diluted share, in the first quarter of 2013
•	Revenue increased 22% to $208 million from the first quarter of 2013
•	Homebuilding deliveries increased to 346 units, up 18% from the first quarter of 2013
•	The average home selling price increased 17% to $473,000 in the first quarter, compared to $406,000 during the same period in 2013
•
As at March 31, 2014, backlog of housing units, including our share of unconsolidated entities, increased 3% to 1,249 units, while backlog value increased 17% to $626 million, compared to March 31, 2013

•	Active housing communities, including our share of unconsolidated entities, increased to 53, up from 37 in the first quarter of 2013 and 47 at the end of 2013

Operational Highlights
	Three months ended March 31
(US$ millions, except unit activity and average selling price)	2014	2013

Land revenue	$44	$52
Lot closings (single family units)	324	354
Average lot selling price (single family units)	$127,000	$146,000
Acre closings (multi-family, industrial and commercial)	4	—
Average per acre selling price (multi-family, industrial and commercial)	$836,000	—
Housing revenue	$164	$119
Home closings for Brookfield Residential (units)	346	294
Home closings for unconsolidated entities (units)	4	2
Average home selling price for Brookfield Residential (per unit)	$473,000	$406,000
Net new orders for Brookfield Residential (units)	655	657
Net new orders for unconsolidated entities (units)	29	18
Backlog for Brookfield Residential (units at end of period)	1,211	1,180
Backlog for unconsolidated entities (units at end of period)	38	33
Backlog value for Brookfield Residential	$609	$519
Backlog value for unconsolidated entities	$17	$16

Land revenue totalled $44 million for the three months ended March 31, 2014, a decrease of $8 million when compared to the same period in 2013. The decrease in land revenue for the three months ended March 31, 2014 was due to 30 fewer single-family lot sales, partially offset by an increase in multi-family, industrial and commercial acre sales and raw and partially finished acre sales. Our land revenue may vary significantly from period to period due to the nature and timing of land sales. Revenues are also affected by local product mix and market conditions, which have an impact on the selling price per lot.

Housing revenue was $164 million for the three months ended March 31, 2014 compared to $119 million for the same period in 2013. The increase was the result of a 18% increase in home closings and a 17% increase in the average selling price when compared to the same period in 2013.

Income was generated from the sale of two commercial income producing properties that were sold during the three months ended March 31, 2014. The Canadian operating segment sold a 128,000 square foot commercial property at Seton in Calgary, Alberta for proceeds of $66 million and a gain of $32 million. The California operating segment sold a 22,700 square foot commercial property at Playa Vista in Los Angeles, California for proceeds of $17 million and a gain of $1 million. There were no such sales for the same period in 2013.

REGIONAL HIGHLIGHTS

In California, we successfully opened our first housing project in the mixed-use development of Playa Vista in Los Angeles, California.  We also monetized the commercial retail asset during the quarter.

In Central and Eastern U.S., we received final approval to begin construction of our second master-planned community in Austin, Texas, called Addison. We also received preliminary approval for the first phase of Easton Park, our third master-planned community in the Austin market.

In Canada, we completed the sale of the Phase I retail project in our Seton mixed-use development in Calgary, Alberta, generating a gain of $32 million. We also opened the community, The Arbors in Aurora, which is located north of Toronto, Ontario achieving 100 signed sales contracts in the first month and a half of sales.

NORMAL COURSE ISSUER BID

Brookfield Residential announced today that the Toronto Stock Exchange (TSX) has approved our notice of intention to make a normal course issuer bid (NCIB) for a portion of our common shares.  The NCIB will be made in accordance with the requirements of the TSX and the Company may begin to purchase Common Shares on May 5, 2014.

As of April 21, 2014, 119,032,693 Common Shares were outstanding and pursuant to the NCIB, Brookfield Residential will acquire up to a maximum of 2,000,000 common shares. This represents approximately 1.68% of the Company’s issued and outstanding Common Shares as of April 21, 2014. Purchases of common shares pursuant to the NCIB may commence on May 5, 2014 and will end on May 4, 2015. Purchases under the NCIB will be made by Brookfield Residential through the facilities of the TSX, the New York Stock Exchange and other alternative Canadian and U.S. trading platforms and in accordance with applicable regulatory requirements. The price that the Company will pay for any Common Shares will be the market price of such Common Shares at the time of acquisition.  In accordance with the rules of the TSX, the maximum daily purchase on the TSX under the NCIB will be 2,658 Common Shares, which is 25% of 10,632 (the average daily trading volume for Brookfield Residential's Common Shares on the TSX for the six months ended March 31, 2014), which limitation does not apply to purchases made pursuant to block purchase exemptions or to purchases that may be made by Brookfield Residential on the NYSE.  Any Common Shares that are purchased under the NCIB will be cancelled upon their purchase by the Company.

Brookfield Residential will fund the purchases through available cash and we believe that these purchases are an appropriate use of cash and in the best interests of the Company and its shareholders. We believe that the market price of our Common Shares may not fully reflect the underlying value of our business and our future business prospects. We believe that, in such circumstances, the outstanding Common Shares represent an attractive investment for our company since a portion of our excess cash generated on an annual basis can be invested for an attractive risk adjusted return on capital through the issuer bid.

Brookfield Residential will enter into an automatic purchase plan on or about the week of May 20, 2014 in relation to the NCIB. The automatic purchase plan will allow for the purchase of Common Shares, subject to certain trading parameters, at times when Brookfield Residential ordinarily would not be active in the market due to its own internal trading black-out period, insider trading rules or otherwise. Outside of these periods, Common Shares may also be repurchased in accordance with management's discretion and in compliance with applicable law.

OUTLOOK

Our outlook for the balance of 2014 remains positive. We anticipate continued recovery in the U.S. market, albeit at a slower pace than 2013 and stable performance from our Canadian operations. We expect current margins from our U.S. operations will continue through 2014. Based on current market conditions, we anticipate that income before income taxes for 2014 will be measurably higher than in 2013.

Historically, there is variability in our results of operations from quarter to quarter, due to the seasonal nature of the homebuilding business and the timing of new community openings and closings. Typically, the highest rate of orders for new homes and lots occurs in the first nine months of the calendar year, with the majority of our profits occurring in the fourth quarter as we deliver on those orders. Many of our lot and acre closings are projected for the end of 2014 and are subject to the normal timing risk of approvals and the development and closing process. As a result, if they do not close in 2014, we would anticipate they will occur early in 2015. Additionally, as we report our overall results in U.S. dollars, we do encounter some variability in our results from our Canadian operations through the translation process and the movement in the relative currency rates over the comparative periods.

UPCOMING INVESTOR EVENTS

•	Wells Fargo 2014 Industrial and Construction Conference in New York on May 7th
•	JP Morgan Homebuilding & Building Products Conference in New York on May 14th & 15th
•	Credit Suisse 2014 Regional Real Estate & Building Products Conferences in New York on May 15th
•	Brookfield Residential Investor Day scheduled in Playa Vista, California on November 19th

ADDITIONAL INFORMATION

The attached condensed consolidated financial statements are based primarily on information extracted from our financial statements for the three months ended March 31, 2014. The financial statements were prepared using the standards and interpretations currently issued under U.S. GAAP.

The interim report and the Company’s corporate profile for the quarter ended March 31, 2014 contain further information on our strategy, operations, financial results and outlook. Shareholders are encouraged to read these documents, which are available on our website at www.brookfieldrp.com.

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Brookfield Residential Properties Inc. is a leading North American land developer and homebuilder with operations in eleven major markets. We entitle and develop land to create master-planned communities and build and sell lots to third-party builders, as well as to our own homebuilding division. We also participate in selected, strategic real estate opportunities, including infill projects, mixed-use developments, infrastructure projects, and joint ventures. Brookfield Residential is listed on the NYSE and TSX under the symbol BRP.  For more information, visit www.brookfieldrp.com.

Please note that Brookfield Residential’s unaudited interim reports and audited annual report are filed on EDGAR and SEDAR and can also be found in the investor section of our website at www.brookfieldrp.com (the contents of which are not incorporated in this press release). Hard copies of the interim and annual reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfieldrp.com or contact:

Investors:	Media:
Nicole French Tel: 1.403.231.8952 Email: nicole.french@brookfieldrp.com	Andrew Willis Tel: 1.416.369.8236 Email: andrew.willis@brookfield.com

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Note: This news release contains “forward-looking statements” within the meaning of Canadian securities laws and United States federal securities laws. Certain statements in this news release that are not historical facts, including information concerning possible or assumed future results of operations of the company, guidance for 2014, anticipated improvements in the United States markets and the pace and impact thereof, continued stability in the Canadian markets, long-term market fundamentals (including tightened supply, increased demand, and increasing land values), the company’s 2014 outlook, expected lot, home, and parcel closings and the timing thereof, the timing and number of new community openings, the number of communities in active selling phases, improvements in margins from our U.S. operations, increases to the underlying value of our land assets, profitability of our U.S. operations as compared to our Canadian operations, performance of our shares, and the rationale and impact of a normal course issuer bid, and those statements preceded by, followed by, or that include the words “believe,” “projected,” “planned,” “anticipate,” “should,” “goals,” “future,” “expected,” “potential,” “estimate,” “targeted,” “scheduled” or similar expressions, constitute “forward-looking statements.” Undue reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include, but are not limited to: changes in general economic, real estate and other conditions; changes in interest rates; mortgage rate changes; availability of suitable undeveloped land at acceptable prices; adverse legislation or regulation; ability to obtain necessary permits and approvals for the development of our land; availability of labour or materials or increases in their costs; ability to develop and market our master-planned communities  successfully;  laws and regulations  related to property  development  and to the environment that could lead to additional costs and delays; confidence levels of consumers; ability to raise capital on favourable terms; our debt and leverage; adverse weather conditions and natural disasters; relations with the residents of our communities; risks associated with increased insurance costs or unavailability of adequate coverage and ability to obtain surety bonds; competitive conditions in the homebuilding industry, including product and pricing pressures; ability to retain our executive officers; relationships with our affiliates; any increase in unemployment or underemployment; decline of the market value of our land and housing inventories; significant inflation or deflation; inability to raise capital on favorable terms or at all; failure in our financial and commercial controls; changes to foreign currency exchange rates; difficultly enforcing civil liabilities in the United States against us and our directors and officers; higher cancellation rates of existing agreements of sale; major health and safety incident relating to our business; utility and resource shortages or rate fluctuations; and additional risks and uncertainties referred to in our filings with the securities regulators in Canada and the United States, many of which are beyond our control. Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. However, any further disclosures made on related subjects in subsequent reports should be consulted.

Brookfield Residential Properties Inc.
Condensed Consolidated Statements of Operations
(Unaudited)
	Three Months ended March 31
	2014	2013
Revenue Land	$44,705	$51,713
Housing	163,674	119,309
	208,379	171,022
Direct Cost of Sales
Land	(24,087)	(23,239)
Housing	(125,405)	(96,704)
	58,887	51,079
Gain on commercial assets held for sale	32,927	—
Selling, general and administrative expense	(44,837)	(36,252)
Interest expense	(16,104)	(10,506)
Equity in earnings from unconsolidated entities	2,651	1,794
Other income	2,322	1,852
Depreciation	(1,149)	(999)
Income Before Income Taxes	34,697	6,968
Current income tax (expense) / recovery	(36)	60
Deferred income tax expense	(8,065)	(2,632)
Net Income	26,596	4,396
Net income attributable to non-controlling interests and other interests in consolidated subsidiaries	(1,747)	(120)
Net Income Attributable Brookfield Residential	$24,849	$4,276
Other Comprehensive Income
Unrealized foreign exchange loss on the translation of the net investment in Canadian subsidiaries	(29,446)	(19,186)
Comprehensive Loss Attributable to Brookfield Residential	$(4,597)	$(14,910)

Common Shareholders Earnings Per Share
Basic	$0.21	$0.04
Diluted	$0.21	$0.04

Weighted Average Common Shares Outstanding (in thousands)
Basic	117,031	116,316
Diluted	118,273	117,269

Brookfield Residential Properties Inc.
Condensed Consolidated Balance Sheets
(Unaudited)
	As at
(US$ thousands)	March 31, 2014	December 31, 2013
Assets
Land and housing inventory	$2,452,698	$2,399,242
Investments in unconsolidated entities	222,734	206,198
Commercial assets held for sale	-	47,733
Receivables and other assets	297,548	341,090
Restricted cash	6,704	8,169
Cash and cash equivalents	237,581	319,735
Deferred income tax assets	12,012	21,594
	$3,229,277	$3,343,761
Liabilities and Equity
Notes payable	$1,100,000	$1,100,000
Bank indebtedness and other financings	267,400	348,853
Total financings	1,367,400	1,448,853
Accounts payable and other liabilities	386,968	418,410
Total liabilities	1,754,368	1,867,263
Other interests in consolidated subsidiaries	38,512	36,641
Total equity	1,436,397	1,439,857
	$3,229,277	$3,343,761